UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                  to

Commission File Number 001-34028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Water Works Company, Inc. and Its Designated Subsidiaries

Nonqualified Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Water Works Company, Inc.

1025 Laurel Oak Road

Voorhees, NJ 08043

Report of Independent Registered Public Accounting Firm

The Benefit Administration Committee of

     American Water Works Company, Inc.

We have audited the accompanying statements of financial condition of American Water Works Company, Inc. and Its Designated Subsidiaries Nonqualified Employee Stock Purchase Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in plan equity for each of the years in the three-year period ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2016 and 2015, and the changes in plan equity for each of the years in the three-year period ended December 31, 2016, in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 1 of the financial statements, the Plan is expected to terminate on or before the last business day in December 2017. Our opinion is not modified with respect to this matter.

/s/ Kreischer Miller

Horsham, Pennsylvania

March 29, 2017

AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED SUBSIDIARIES

NONQUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition

(Dollars in thousands)

	December 31, 2016	December 31, 2015
Assets
Participants’ payroll deductions receivable	$479	$392

Plan Equity
Plan Equity	$479	$392

The accompanying notes are an integral part of these financial statements.

AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED

SUBSIDIARIES NONQUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Statements of Changes in Plan Equity

(Dollars in thousands)

	For the Years Ended December 31,
	2016	2015	2014
Plan equity, at the beginning of the year	$392	$336	$314

Participants’ contributions	5,762	4,665	4,234
Distributions for stock purchases	(5,675)	(4,609)	(4,212)

Net increase	87	56	22

Plan equity, at the end of the year	$479	$392	$336

The accompanying notes are an integral part of these financial statements.

Note 1: Description of Plan

General

The following description of the Nonqualified Employee Stock Purchase Plan (the Plan) of American Water Works Company, Inc. and its Designated Subsidiaries (collectively, the Company) provides only general information. Participants should refer to the summary plan description or plan document for a more complete description of the Plan’s provisions. The Plan was adopted by the Board of Directors of the Company (the Board) on November 17, 2007. The Board may, at any time and from time to time, amend the Plan in any respect, except that any amendment that is required to be approved by the shareholders shall be submitted to the shareholders of the Company for approval. The Plan shall continue in effect until the last business day in December 2017 unless terminated prior to that date pursuant to the provisions of the Plan or pursuant to action by the Board. The Board has approved the American Water Works Company, Inc. and its Designated Subsidiaries 2017 Nonqualified Employee Stock Purchase Plan, for which shareholder approval is expected in May 2017.

The purpose of the Plan is to provide eligible employees an opportunity to purchase an equity interest in the Company through the purchase of shares of the Company’s common stock. Participants may contribute portions of their compensation during a three-month purchase period and purchase common stock at the end thereof. Participation in the Plan entitles each participant to purchase the Company’s common stock at 90% of the lesser of the fair market value on the first business day of the applicable three-month purchase period or the last business day of the applicable three-month purchase period. Common stock for the Plan is issued directly from the Company’s authorized but unissued shares. As of December 31, 2016, there are approximately 1.1 million shares of common stock reserved for issuance under the Plan.

Eligibility

Full or part time employees receiving a paycheck or direct deposit are eligible. Each eligible employee as defined in the Plan may enroll with participation beginning on the first full three-month purchase period after the date he or she becomes eligible. Three-month purchase periods begin on December 1, March 1, June 1, and September 1. Participation in the Plan is voluntary.

Participant Contributions

A Plan participant can contribute from 1% to 10%, in 1% increments, of their pre-tax eligible compensation subject to the maximum deduction amount of $25,000 per Plan year. Participants may not increase or decrease their withholding percentage during a purchase period. The Company holds contributions of participants until the end of the purchase period at which point the Company issues shares for contributions received. No interest is paid or accrued on the participant’s payroll deductions. Participants’ payroll deductions receivable from the Company represents a receivable for participants’ contributions, which were subsequently collected and used to purchase shares on behalf of plan participants at the end of the three-month purchase period.

Withdrawals

A participant may cancel or suspend Plan enrollment at any time and either withdraw Plan payroll deductions that have not been used to purchase shares or maintain accumulated funds in his or her account for the purchase of shares at the end of the three-month purchase period. Upon termination or death, the employee is no longer considered a participant in the Plan.

Purchases

As soon as practicable following the end of a three-month purchase period, the shares purchased by each participant are deposited into a brokerage account established in the participant’s name. Shares issued under the Plan may not be sold, transferred or assigned for a period of six months after the purchase date. During the years ended December 31, 2016, 2015 and 2014, the Company purchased 93,586, 98,454 and 101,609 shares of common stock, respectively.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of plan equity and changes therein. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company. Brokerage fees for the sale of shares by participants are paid by the participants.

Distributions

Distributions are recorded when common stock has been issued to participants.

Note 3: Income Tax Status

The Plan is not intended to qualify as an “Employee Stock Purchase Plan”, as set forth in section 423 of the Internal Revenue Code of 1986, as amended. Participants are subject to any required tax withholding by the Company on the taxable compensation earned under the Plan. Taxable compensation is determined as the difference between the discounted price paid by the participant and the market price of the shares on the date of the purchase.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Water Works Company, Inc. and Its Designated
Subsidiaries Nonqualified Employee Stock Purchase Plan

Date: March 29, 2017	By	/s/ Melanie M. Kennedy
Melanie M. Kennedy
Senior Vice President, Human Resources

EXHIBIT INDEX

23.1	Consent of Kreischer Miller, Independent Registered Public Accounting Firm.*

*	Filed herewith